April 7, 2015

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:  Loan Lauren P. Nguyen

Re:	DryShips Inc. Registration Statement on Form F-3 Filed March 17, 2015 File No. 333-202821

Dear Ms. Nguyen,
We refer to the registration statement on Form F-3 (the "Registration Statement"), filed by DryShips Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 17, 2015.
By letter dated March 30, 2015 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.
The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.
This letter responds to the Staff's Comment Letter.  The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.
Selling Shareholders, page 56
1.
We note that your registration statement refers to unnamed selling shareholders in a generic manner. Please revise to disclose the initial offering transaction or transactions in which the securities were sold pursuant to Rule 430B(b)(2)(iii) of the Securities Act, and confirm that all of the securities offered by the selling shareholders were issued and outstanding prior to filing your registration statement.

The Company has revised the "Selling Shareholders" section on page 56 of the Amended Registration Statement to include the disclosure requested by the Staff.  The Company confirms that all of the securities offered by the selling shareholders were issued and outstanding prior to filing the Amended Registration Statement.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Andrei Sirabionian at (212) 574-1580 or Quentin Wiest at (212) 574-1639.

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.